Exhibit 99.3

SERVICES AGREEMENT

THIS SERVICES AGREEMENT is made as of the first day of January, 1998.

B E T W E E N:

THE RAVELSTON CORPORATION LIMITED, a corporation incorporated under the laws of Ontario (“Ravelston”)

- and -

HOLLINGER INTERNATIONAL INC., a corporation incorporated under the laws of Delaware (the “Company”)

RECITALS:

A.	To date, Ravelston has provided and continues to provide certain advisory, consultative, procurement and administrative services to the Company; and

B.	Ravelston and the Company wish to formalize these arrangements by entering into a services agreement governing the provision by Ravelston of services to the Company upon the terms hereinafter set forth.
NOW THEREFORE, in consideration of the premises and other good and valuable consideration, and intending to be legally bound, the parties agree as follows:

DEFINITIONS

In this Agreement, unless the context requires otherwise:
(a)	“Affiliate” shall mean for any person, another person or entity directly or indirectly controlling, controlled by or under common control with such person. For purposes hereof, “control”, “controlling” and “controlled” shall mean the power, direct or indirect, of a person or entity to direct the business and affairs of another generally whether by share ownership, agreement or otherwise.
(b)	“Agreement”, “herein”, “hereof”, “hereby”, “hereunder”, and similar expressions refer to this agreement in its entirety as amended from time to time, and not to any particular paragraph or subparagraph hereof and include any and every instrument supplemental or ancillary to this agreement.
(c)	“Board of Directors” means the Board of Directors of the Company.
(d)	“Confidential Information” means all information of a confidential nature relating to a party to this Agreement of their respective assets, business or affairs or their respective financial conditions or results of operations including, without limitation, proprietary information and intellectual property.
(e)	“Independent Committee” means the audit committee of the Board of Directors of the Company or another committee of such Board, at least a majority of whom shall be neither Affiliates of nor employees, officers, directors or former employees, officers or directors of the Manager.
(f)	“Manager” means Ravelston and its subsidiaries (other than the Company and its subsidiaries);
(g)	“Services” means any and all services of whatever nature that are provided by the Manager to or for the benefit of the Company, pursuant to this Agreement, including, without limitation, advisory, consultative, procurement or administrative services relating to:

(i)	strategic advice, planning and financial services (including advice and assistance with respect to acquisitions, divestitures or joint venture arrangement);
(ii)	consulting services regarding risk management and insurance coverage;

(iii)	the facilities and services of the executive and head offices; and
(iv)	such other services as may be necessary or desirable to conduct and operate the businesses of the Company in an efficient and cost effective manner.

SERVICES
Subject to the authority vested in the directors of the Company and any limitation imposed by law, upon the terms and subject to the conditions of this Agreement the Manager shall provide to the Company, such Services as may from time to time be agreed by the parties. The parties shall review at least annually the Services provided or to be provided pursuant to this Agreement to determine the most effective means for the parties to obtain these Services, whether by continuing to use the resources of the Manager, or by obtaining services equivalent to the Services from one or more third parties.

DELEGATION OF RESPONSIBILITIES
In connection with the Services to be provided by the Manager under section 2 of this Agreement, the Manager may engage or employ as agents, representatives, employees or independent contractors and may delegate any of its powers and duties to any agents, representatives, officers, employees, independent contractors or other persons as may be appropriate in the circumstances.

TERMINATION OF EMPLOYMENT
It is acknowledged that all individuals providing Services under this Agreement are employees of the Manager. The obligation to provide reasonable notice to any employees in the event of the termination of their employment, or payment in lieu of such notice, or any other severance, termination or retirement payment, including payment of employment benefits, shall be exclusively that of the Manager.

STANDARD OF CARE
The Manager shall exercise the powers granted hereunder and discharge its duties hereunder honestly, in good faith and in the best interest of the Company and in connection therewith, shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in the circumstances.

FEES

(a)	As remuneration for the Services provided by the Manager hereunder, the Company shall pay to Ravelston, or to any subsidiary of Ravelston as directed by it, an annual fee determined as follows. In respect of each year the Independent Committee shall be advised in reasonable detail of the Services to be provided by the Manager and the fee to be charged or paid in respect of such Services. Upon receipt of such information, the Independent Committee will either approve the proposed fee or negotiate an acceptable revision. The fee so agreed will be acknowledged for each year by letter signed by an authorized officer of each of Ravelston and the Company.
(b)	The fee payable for any year shall be earned on a monthly basis and be payable in twelve equal instalments on the 28th day of each month or on such other schedule as may be agreed from time to time, and in such manner as the parties may agree.
(c)	The Company shall pay all expenses incurred by it or on its behalf for legal, accounting, audit, tax, banking, underwriting or other services provided to it by professionals, expert consultants, brokers or agents.
(d)	Any amounts paid on account of fees for acting as a director or committee member or stock options or other share incentive rewards granted to employees, officers or directors of the Company or any of its subsidiaries or entities controlled by it (including any claims which may relate thereto on termination of employment) shall be for the account of the Company.

INDEMNIFICATION OF THE MANAGER BY THE COMPANY

     The Company shall indemnify the Manager, its shareholders, officers, directors and employees, and all former shareholders, directors, officers and employees (the “Manager Indemnified Parties”), and hold the Manager Indemnified Parties harmless against all costs, charges and expenses, including all amounts paid to settle an action or satisfy a judgment, reasonably incurred by any of the Manager Indemnified Parties in respect of any civil, criminal or administrative action or proceeding to which any of the Manager Indemnified Parties is a party by reason of the Manager being or having been engaged by the Company under this Agreement, so long as

(a)	the Manager Indemnified Party in question acted honestly, in good faith and with a view to the best interests of the Company; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Manager Indemnified Party in question had reasonable grounds for believing that his conduct was lawful; provided, however, that the Company shall not be obligated to indemnify the Manager Indemnified Parties in respect of any matter for which the Manager is required to indemnify the Company under section 8.

INDEMNIFICATION OF THE COMPANY BY THE MANAGER

     The Manager shall indemnify the Company, its shareholders, officers, directors and employees, and all former shareholders, directors, officers and employees, as applicable (the “Company Indemnified Parties”) and hold the Company Indemnified Parties harmless against all costs, charges and expenses, including all amounts paid to settle an action or satisfy a judgment, reasonably incurred by any of the Company Indemnified Parties in respect of any civil, criminal or administrative action or proceeding to which any of the Company Indemnified Parties is a party if such costs, charges and expenses are incurred by any of the Company Indemnified Parties by reason of:

(a)	any claims by an employee which is for the account of the Manager pursuant to section 4;
(b)	any act or omission of an employee of the Manager for which such employee would be directly liable to the Company for damages, or would be subject to other remedies or sanctions, if such employee were an employee of the Company and not an employee of the Manager, where

(i)	such employee has failed to exercise powers or discharge duties in accordance with section 5; or
(ii)	in the case of a criminal or administrative action or proceeding against the Company that is enforced by a monetary penalty, such employee did not have reasonable grounds for believing that his conduct was lawful.

CONFLICTS OF INTEREST AND DISCLOSURE

     At all times during the term of this Agreement, the Manager shall provide to the Secretary of the Company details of each business, commercial or financial interest of the Manager if such interest might be construed by a reasonable person as being in actual or potential conflict with the duties of the Manager under this Agreement. Such disclosure shall not derogate from the duties and obligations of the Manager and its employees to the Company.

     Without limitation, such an interest shall be deemed to exist where, with respect to any corporation or other business enterprise (the “Subject Enterprise”):

(a)	any employee of the Manager whose services are to be provided to the Company or any individual related to any of these employees by blood, marriage or adoption, has a financial interest in such Subject Enterprise (unless such financial interest is so immaterial that it could not reasonably be regarded as influencing such person); or

(b)	the Subject Enterprise is a direct competitor of a corporation or other business enterprise discussed in (a) above and the Company proposes to carry out or to enter into a proposal or transaction which would reasonably be expected to have a material effect on the Subject Enterprise.

TERM

     This Agreement shall continue in full force and effect from the date hereof until terminated in accordance with the provisions hereof. This Agreement is to be renewed automatically as of the commencement of each calendar year and a new management fee will be agreed upon between the parties as soon as practicable each year as contemplated by section 6.

TERMINATION

(a)	Either party may terminate this Agreement by giving the other party 180 days prior notice in writing of its intention to do so or such shorter number of days as may be agreed.
(b)	This Agreement may be immediately terminated by either party by notice in writing to the other party if the other party shall cease to carry on business, become bankrupt or insolvent, resolve to wind up or liquidate or have an examiner appointed in relation to it or if a receiver of any of the assets of the other party is appointed.
(c)	All memoranda, notes, lists, records and other documents (and all copies thereof), including, without limitation, all such items stored in computer memories, on microfiche, on disks or on tapes or by any other means, made or compiled by or on behalf of the Manager or made available to the Manager in the performance of the Services hereunder at any time during the term of this Agreement (whether by the Company or any other person) or from time to time thereafter concerning the business or affairs of the Company are and shall be the property of the Company and shall be delivered to the Company by the Manager promptly upon termination of this Agreement or at any other time at the request of the Company.
(d)	Upon termination of this Agreement the Company shall pay to the Manager such fees as may be due as of the date of termination.

CONFIDENTIALITY

The Manager acknowledges that while performing services under this Agreement, it and its employees are in a position of trust with the Company and that in the course of performing and carrying out services under this Agreement it will have access to and be entrusted with Confidential Information, and that this Confidential Information is a valuable asset of the Company and shall at all times remain the exclusive property of the Company.

     During the term of this Agreement and at all times thereafter, the Manager and its employees shall keep confidential all Confidential Information. The Manager shall not, and shall ensure that its employees do not, disclose any Confidential Information to any person except in the course of providing Services hereunder to a person who is employed by the Company or with the Company’s prior consent.

     The foregoing prohibition shall not apply to publicly available information or where disclosure is required to be made by law, or disclosure is made to a court determining the rights of the parties under this Agreement.

     The Manager acknowledges and agrees that the obligations under this paragraph are to remain in effect in perpetuity. The Manager acknowledges that the obligations contained in this paragraph are not in substitution for any obligation its employees may now or hereafter owe to the Company which exist apart from this paragraph and do not replace any rights of the Company with respect to any such obligations.

     The Manager acknowledges that a breach or threatened breach by the Manager of the provisions of this paragraph 12 of this Agreement will result in the Company suffering irreparable harm which cannot be calculated or fully or adequately compensated by recovery of damages alone. Accordingly, the Manager agrees that the Company shall be entitled to interim and permanent injunctive relief, specific performance and other equitable remedies, in addition to any other relief to which the Company may become entitled.

AMENDMENTS TO THIS AGREEMENT
     The provisions of this Agreement may be added to, changed or deleted with the approval of the Company and the Manager provided that approval by the Company requires approval of the Independent Committee.

NOTICES
     Any notice, request or direction required or permitted to be given hereunder shall be in writing and shall be properly given, if delivered personally, addressed as follows, or to such other address as either party may from time to time specify by notice given in accordance herewith:

If to the Manager,

The Ravelston Corporation Limited
10 Toronto Street
Toronto, Ontario M5C 2B7

Attention: Vice-President and Secretary
Fax No.: (416) 364-2088

If to Hollinger International Inc.,

Hollinger International Inc. 401 North Wabash Avenue Suite 740 Chicago, Illinois 60611

Attention: Vice-President, Law and Secretary
Fax No.: (312) 321-0629

MISCELLANEOUS PROVISIONS

(a)	Inclusion of headings in this Agreement is for convenience of reference only and shall not affect the construction or interpretation hereof.
(b)	This Agreement shall be subject to and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and each of the Company and the Manager hereby irrevocably attorns to the jurisdiction of the courts thereof.
(c)	This Agreement shall not be assignable by either party hereto without the written consent of the other party.
(d)	This Agreement constitutes the entire agreement between the parties relating to the management of the Company and supersedes all prior agreements and understandings, oral and written, between such parties with respect to the subject matter hereof.

IN WITNESS WHEREOF the hands of the duly authorized representatives of the parties the day and year first above written.

HOLLINGER INTERNATIONAL INC.
“Mark Kipnis”

Name: Mark Kipnis Title: Vice-President

THE RAVELSTON CORPORATION LIMITED
“Charles G. Cowan”

Name: Charles G. Cowan
Title: Vice-President & Secretary